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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of December 2008

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes  ____  No    X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS

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This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 1. Minutes of Annual General Meeting dated December 29, 2008.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  JACADA LTD.

                                  By:    /S/ TZVIA BROIDA
                                      ------------------------------------------
                                  Name:  Tzvia Broida
                                  Title: Chief Financial Officer

 Dated: December 30, 2008

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                      MINUTES OF THE ANNUAL GENERAL MEETING
                             OF THE SHAREHOLDERS OF
                                   JACADA LTD.

                                 (THE "COMPANY")

                            HELD ON DECEMBER 29, 2008

Mr. Gideon Hollander called the Annual General Meeting (the "Meeting") to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of November 19, 2008. Mr. Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 10,531,881 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 63.98% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with
Article 27 of the Articles.


THE AGENDA:

1. To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of directors of the Company (the "Board") to serve as Class III Directors for a term of three years;

2. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.       To approve compensation plans for certain of the Company's director;

4. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

5. To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007.


THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1 RESOLVED, that Mr. Gideon Hollander be, and he hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.

       For: 10,506,897 shares constituting 99.77% of the shares voting on this resolution.
       Against: 17,125 shares constituting 0.16% of the shares voting on this resolution.

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       Abstain: 7,859 shares constituting 0.07% of the shares voting on this resolution.


2 RESOLVED, that Mr. Yossie Hollander be, and he hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.


       For: 10,503,547 shares constituting 99.74% of the shares voting on this resolution.
       Against: 20,475 shares constituting 0.19% of the shares voting on this resolution.
       Abstain: 7,859 shares constituting 0.07% of the shares voting on this resolution.


3 RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.

       For: 10,497,337 shares constituting 99.68% of the shares voting on this resolution.
       Against: 26,675 shares constituting 0.25% of the shares voting on this resolution.
       Abstain: 7,869 shares constituting 0.07% of the shares voting on this resolution.

4 RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors, changing the remuneration payable to Mr. Yossie Hollander and Mr. Dan Falk, the Company's Directors, effective as of August 11, 2008, so as to equal the remuneration paid to the Company's External Directors.

       For: 10,487,917 shares constituting 99.58% of the shares voting on this resolution.
       Against: 37,790 shares constituting 0.36% of the shares voting on this resolution.
       Abstain: 6,174 shares constituting 0.06% of the shares voting on this resolution.

5 RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors changing the remuneration payable to Mr. Gideon Hollander, effective as of January 1, 2008, so that as long as Mr. Gideon Hollander provides professional services to the Company in connection with the Company's investor relations activities, he shall be entitled to a quarterly fee of $12,000 as total consideration for his services as a consultant, director and the chairman of the Company's Board, and that upon the termination of the engagement of Mr. Hollander's services in connection with the Company's investor relations activities and for as long as the Mr. Hollander serves as the chairman on the Company's Board, Mr. Hollander shall be entitled to a quarterly fee of $6,000 per calendar quarter in addition to his compensation as a director which shall be equal to the other non-External Directors' compensation.


       For: 10,488,125 shares constituting 99.58% of the shares voting on this resolution.
       Against: 37,591 shares constituting 0.36% of the shares voting on this resolution.
       Abstain: 6,165 shares constituting 0.06% of the shares voting on this resolution.

6 RESOLVED, that the Company's independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2008 and for such additional period until the next Annual Shareholders' Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.

       For: 10,524,297 shares constituting 99.93% of the shares voting on this resolution.
       Against: 975 shares constituting 0.01% of the shares voting on this resolution.

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       Abstain: 6,609 shares constituting 0.06% of the shares voting on this resolution.



IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

     There being no further business the Meeting was adjourned.

                                                /s/ Gideon Hollander
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                                                  Chairman - Gideon
                                                      Hollander